EX 99.28(d)(12)(iii)

Amendment
to Amended and Restated
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
and Franklin Templeton Institutional, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Franklin Templeton Institutional, LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 1st day of May, 2010, and Amended and Restated effective as of the 1st day of December, 2012 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust (“Trust”).

Whereas, pursuant to the appointment of Templeton Investment Counsel, LLC as co-sub-adviser for the JNL/Franklin Templeton International Small Cap Growth Fund of the Trust, the parties have agreed to amend the following section of the Agreement to add a footnote clarifying the payment of compensation:

Schedule B (Compensation), effective September 16, 2013.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 16, 2013, attached hereto.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 6th day of September 2013, effective September 16, 2013.

Jackson National Asset Management, LLC		Franklin Templeton Institutuional, LLC

By:	/s/ Mark D. Nerud	By:	/s/Coleen Barbeau
Name:	Mark D. Nerud	Name:	Coleen Barbeau
Title:	President and CEO	Title:	Executive Vice President

Schedule B
September 16, 2013
(Compensation)

JNL/Franklin Templeton International Small Cap Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $100 Million	.67%
$101 to $250 Million	.64%
$251 to $500 Million	.62%
$501 to $750 Million	.60%
$751 to $1,000 Million	.59%
Amounts over $1,000 Million	.55%

Pursuant to this Sub-Advisory Agreement and to another Investment Sub-Advisory Agreement with Jackson National Asset Management, LLC, (together, the “Agreements”) both Franklin Templeton Institutional, LLC and Templeton Investment Counsel, LLC (each, a “Sub-Adviser,” and together, the “Sub-Advisers”) perform investment advisory services for the JNL/Franklin Templeton International Small Cap Growth Fund (the “Fund”), a series of the JNL Series Trust. The fee rates shown in the table above this paragraph are the total fee rates payable, with respect to average daily net assets of the entire Fund, to both the Sub-Advisers together for their services to the Fund pursuant to both of the Agreements—the fee rates are not due to each Sub-Adviser separately.

B-1